centrica

[redacted]*aking care of the essentials*

03 SEP 12 AM 7:21

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Please find following a Stock Exchange Announcement recently released.

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SEP 26 2003
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centrica

taking care of the essentials

12 September, 2003

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Acquisition of Offshore Windfarm Company

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

351

Project Greene King release
8.9.03 final draft LSE

Centrica forms joint venture to acquire offshore windfarm company

Centrica plc today announces that it has entered into a joint venture with DONG, the Danish energy group, and Statkraft, the Norwegian power company, to acquire Barrow Offshore Wind Limited (BOW), which has the rights to develop a 90MW offshore electricity windfarm in the East Irish Sea.

Centrica, DONG and Statkraft will purchase the entire share capital of BOW from Warwick Energy Limited. Centrica will hold a 25 per cent interest in BOW and the other two parties 37.5 per cent each.

The intention is for BOW to build 30 wind turbines off Walney Island, near Barrow. Centrica's subsidiary British Gas Trading Limited will take all of the electricity produced by the windfarm under a long term power purchase agreement, together with the associated Renewable Obligation Certificates. British Gas is the UK's biggest household electricity supplier with more than 6 million customers.

When fully operational, the windfarm is expected to produce approximately 320GWh per annum, or around 6 per cent of Centrica's estimated renewables obligation by 2010.

The capital investment cost , assuming the project progresses to completion, together with the acquisition consideration, is currently estimated at approximately £100 million. Of this, £10 million will be funded by a government capital grant. The shareholders expect to contribute to the development costs from existing funds according to their equity stakes. Centrica's share would therefore be approximately £22.5 million.

BOW has full consents from the UK government to construct and operate the windfarm. It is one of the largest offshore projects in the UK to have obtained such consents and will be around 8 kilometres offshore.

Sir Roy Gardner, Centrica chief executive, said: "This is a significant step towards establishing British Gas as a major player in renewables."

He added: "The location, near to our Morecambe Bay gas field and our newly acquired power station at Roosecote, will allow us to leverage our infrastructure and skills base in the area."

Centrica indicated in July its intention was to make equity investments of around £500 million over the next five years in renewable generation plant. It will invest alongside skilled joint venture partners to build around 1,000MW of capacity.

Construction of the Barrow windfarm is expected to begin in 2004 or 2005. The expected life of the asset is 20 years.

Notes:

1. DONG A/S is a state owned energy company which operates internationally in production and energy supply and associated activities. Denmark is its primary market. DONG is an experienced operator of offshore wind installations. It is a 30 per cent partner in the 165MW Rodsand/Nysted offshore wind project in Denmark, which on completion will be the world's biggest offshore windfarm. For more information see www.dong.dk/uk/

2. Statkraft is Norway's largest producer of electric power and Europe's second largest producer of renewable energy. It is wholly state owned and is Norway's third largest company. For more information see www.statkraft.com.

3. Warwick Energy is a UK-based owner and operator of energy production assets. It operates four existing power plants and has interests in a number of other projects under development. It has a registered interest in the forthcoming second round offshore wind process. For further information see www.warwickenergy.com.

4. Centrica announced on 31 July that it intended to invest with skilled joint venture partners in approximately 1,000MW of renewable generation assets to 2010 through a variety of different generation schemes. Centrica expects to own approximately half of the equity overall in such investments, at an estimated cost to the company of around £500 million.
The intention is to meet approximately half of Centrica's renewables obligation through such investments, with the remainder coming through bilateral contracts with independent generators and market purchases.
For more information see www.centrica.co.uk.

5. The transaction to purchase BOW will require clearance from the EU competition authorities prior to conclusion. Construction of the windfarm will require a successful outcome to a geotechnical study.

6. The power from the Barrow windfarm will enter the UK network at Heysham.

7. The North West offshore region, stretching from the north Wales coast to the Solway Firth, is one of three regions earmarked by the government for offshore windfarms. The others are the Wash, off Lincolnshire, and the Thames Estuary.

Centrica contacts:
Media relations: 01753 494085
Investor relations: 01753 494900.